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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax Derek.dostal@davispolk.com
Confidential

February 9, 2021

Re:	Alpha Capital Acquisition Co. Registration Statement on Form S-1 File No. 333-252596 Filed January 29, 2021

Mr. Kruczek

Ms. Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Kruczek:

On behalf of Alpha Capital Acquisition Company, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 5, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter and to update the Registration Statement to include full year numbers, the Company has amended the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on January 29, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Mr. Geoff Kruczek Division of Corporation Finance U.S. Securities and Exchange Commission	2	February 9, 2021

Management, page 47

1.	Please revise to disclose the information required by Item 401 of Regulation S-K with respect to Mr. Genish.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Amendment No. 1.

Exhibits

2.	Please refer to the third-to-last paragraph of Exhibit 5.1 It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumptions in clauses (i), (ii) and (iv).

Response: In response to the Staff’s comment, we have revised the assumptions supporting clauses (i), (ii) and (iv) in Exhibit 5.1 which has been filed as an exhibit to Amendment No. 1.

General

3.	We note the indication of interest by Innova Capital. Disclose how, if it purchased all 2,300,000 units, the beneficial ownership of entities and persons associated with your sponsor would change. Also disclose how many votes to which those entities and persons would be entitled compared to the number required to approve a business combination. Provide that comparison (i) with respect to the total shares outstanding; and (ii) with respect to the minimum number of shares required to constitute a quorum.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 124 of Amendment No. 1.

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Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc:	Alec Oxenford, Chief Executive Officer, Alpha Capital Acquisition Co.

Ilir Mujalovic, Shearman & Sterling LLP